June 8, 2011
VIA FACSIMILE AND EDGAR
Ms. Mellissa Duru
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

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Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
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Re:	CNA Surety Corporation Schedule 14D-9 and Schedule 13E-3 (File No. 5-51709)
Dear Ms. Duru:
     In connection with the tender offer by Surety Acquisition Corporation (“Purchaser”), an indirect wholly-owned subsidiary of CNA Financial Corporation (“Parent”), to purchase all of CNA Surety Corporation’s (the “Company”) outstanding shares of common stock, par value $0.01 per share, that are not owned by Parent and its subsidiaries at a price of $26.55 per share in cash (the “Offer”) and the above-captioned Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”), of the Company and the related Transaction Statement on Schedule 13E-3 of the Company, Purchaser, Parent and certain affiliates of Parent, as amended (the “Schedule
13E-3”) in connection with the Offer, pursuant to paragraph No. 3 of a letter dated June 1, 2011, the Staff has requested certain supplemental information regarding the Company’s Board of Directors’ (the “Company Board”) delegation of authority to the special committee of the Company Board (the “Special Committee”) to provide Schedule 13E-3 disclosure on behalf of the Company.
     Based on telephonic discussions with the Staff regarding the requested supplemental information, we understand and acknowledge that the Staff has taken no position with respect to whether the Company Board’s prior delegation of authority to the Special Committee is sufficient to authorize the Special Committee to make the disclosures required by Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A. To clarify the Company Board’s delegation of authority to the Special Committee, the Company Board has, by unanimous written consent, adopted the resolutions attached as Annex A that specifically delegate to the Special Committee the authority to make all determinations and filings required of the Company on Schedule 13E-3 pursuant to Rule 13e-3 and corresponding Item 1014(a) of Regulation M-A, which we supplementally provide to the Staff.

June 8, 2011

     Additionally, we supplementally advise the Staff that in this firm’s opinion, the Special Committee was duly authorized, under the resolutions adopted by the Company Board and the General Corporation Law of the State of Delaware, to make the determinations and disclosures made on the Schedule 13E-3 as required of the Company on Schedule 13E-3 pursuant to Rule 13e-3 and corresponding
Item 1014(a) of Regulation M-A.
     If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-6586 or Mark Gerstein at (312) 876-7666 or by fax at (312) 993-9767.

Very truly yours,
/s/ Timothy P. FitzSimons
Timothy P. FitzSimons
of LATHAM & WATKINS LLP

cc:	Rosemary Quinn, CNA Surety Corporation Gary I. Horowitz, Simpson Thacher & Bartlett LLP Mark D. Gerstein, Latham & Watkins LLP

ANNEX A
UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS OF
CNA SURETY CORPORATION
               The undersigned, being all of the members of the Board of Directors (the “Board”) of CNA Surety Corporation, a Delaware corporation (the “Company”), acting pursuant to Section 141(f) of the Delaware General Corporation Law, and in lieu of a meeting, hereby consent to, authorize and adopt the following resolution with the same force and effect as if the undersigned were personally present at a meeting of the Board and had voted for the same.
     WHEREAS, for the avoidance of doubt as to the authority granted to the Special Committee of the Company established by resolutions adopted on October 31, 2010, the Board desires to adopt a clarifying resolution as to such authority.
     NOW THEREFORE, BE IT RESOLVED, that the authority of the Company to make all determinations and filings required of the Company on Schedule 13E-3 pursuant to Rule 13e-3 and corresponding Item 1014(a) of Regulation M-A has been and, for the avoidance of doubt, is hereby delegated to the Special Committee.
     FURTHER RESOLVED, that, for the avoidance of doubt, the Board hereby ratifies all prior actions of the Special Committee in connection with the determinations and filings required of the Company on Schedule 13E-3 pursuant to Rule 13e-3 and corresponding Item 1014(a) of Regulation M-A.

June 8, 2011

     IN WITNESS WHEREOF, the undersigned have caused this written consent to be executed on the date set forth below.

/s/ David B. Edelson

Dated: June 8, 2011	David B. Edelson

/s/ John F. Welch

Dated: June 8, 2011	John F. Welch

/s/ Robert A. Tinstman

Dated: June 8, 2011	Robert A. Tinstman

/s/ Philip H. Britt

Dated: June 8, 2011	Philip H. Britt

/s/ Anthony S. Cleberg

Dated: June 8, 2011	Anthony S. Cleberg

/s/ D. Craig Mense

Dated: June 8, 2011	D. Craig Mense

/s/ Peter W. Wilson

Dated: June 8, 2011	Peter W. Wilson